Exhibit 6

During the past 60 days or since the most recent filing of Schedule 13D, whichever is less, VBF GP on behalf of VBF LP purchased or sold the following Ordinary Shares, with each purchase or sale effected in an ordinary brokerage transaction on either Nasdaq or the Tel Aviv Stock Exchange. For purchases or sales effected in Israeli shekels on the Tel Aviv Stock Exchange, the prices below reflect the price paid or received on the relevant trade date in U.S. dollars based upon the representave exchange rate published by the Bank of Israel for such date.

Date	Buy/Sell	Exchange	Currency	Qty	Price Per Share (USD)
7/11/2025	Sell	Nasdaq	USD	17,069	11.23
7/10/2025	Sell	Nasdaq	USD	51,052	11.25